Mail Stop 4561

August 17, 2007

By U.S. Mail and Facsimile (704) 715-4494

Ross E. Jeffries, Jr., Esq.
Senior Vice President and Deputy General Counsel
Wachovia Corporation
One Wachovia Center
Charlotte, North Carolina 28288-0630

Re: Wachovia Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed August 7, 2007
File No. 333-144157

Dear Mr. Jeffries:

We have reviewed your amendedfiling and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

General

1.   Please address the outstanding comments on your Form 10-K, including those in our most recent letter dated August 15, 2007, prior to requesting effectiveness.

2.   Please include updated consents from your independent accountants in the pre-effective amendment.

Unaudited Comparative Per Common Share Data of Wachovia and A.G. Edwards, page 9

3.   We note your response to comment 5 of our letter dated July 31, 2007. Please revise to provide the pro forma book value per share for Wachovia and equivalent pro forma book value per common share for A.G. Edwards as of December 31, 2006. Please refer to the guidance of paragraph (f) and the Instructions to paragraph (f) under Item 3 of Form S-4.

4.   In order to be consistent with the interim periods presented in your latest Form 10-Q which is incorporated by reference, please revise the data presented for Wachovia in this section to address the interim period ended June 30, 2007.

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Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide the staff of the Division of Corporation Finance, with marked copies of the amendment to expedite our review by showings deletions as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after we review your amendment and responses to our comments.

        You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Lee A. Meyerson, Esq.
        Simpson, Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, New York 10017

        Mitchell S. Eitel, Esq.
        Sullivan & Cromwell LLP
        125 Broad Street
        New York, New York 10004

        Douglas L. Kelly
        Executive Vice President, Secretary, Chief Financial
            Officer and Treasurer
        A.G. Edwards, Inc.
        One North Jefferson Avenue
        St. Louis, Missouri 63103

        Edward D. Herlihy, Esq.
        Lawrence S. Makow, Esq.
        Wachtell, Lipton, Rosen & Katz
        51 West 52nd Street
        New York, New York 10019